UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

DF Growth REIT II, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11394

Delaware	83-2600369
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA	92101
(Address of principal executive offices)	(Zip Code)

(858) 430-8528

Issuer’s telephone number, including area code

Class A Investor Shares

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “we,” “us,” and “the Company” refer to DF Growth REIT I, LLC, a Delaware limited liability company,“Manager” refers to DF Manager, LLC, a Delaware limited liability company, and “Sponsor” refers to DiversyFund, Inc., a Delaware corporation.

i

Caution Regarding Forward-Looking Statements

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Annual Report or any documents incorporated by reference herein or therein are accurate only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

Given the risks and uncertainties, you should not place undue reliance on any forward-looking statements.

ii

Item 1. Business

Overview

The Company was formed to invest in real estate projects in the United States. The Company focuses primarily on multifamily value-add properties but may also look for opportunities across other commercial real estate sectors, including industrial projects, data centers, self-storage and medical office projects. The Company may seek to identify existing projects that have become distressed as a result of the COVID-19 pandemic and policies undertaken to address the pandemic’s economic impact, but distressed projects are not its principal focus.

Investments Through Other Entities

Sometimes the Company may own real estate directly. Most of the time, however, investments are made by the Company through other entities (“Project Entities”). For example, if the Company invests in a multifamily property, the property will likely be owned by a different entity, such as a limited partnership or a limited liability company. Typically, Project Entities are controlled by the Sponsor or another entity controlled by the Sponsor. However, if the Sponsor does not control the Project Entity itself then it retains control rights, meaning the Company’s consent is required for certain major actions taken by the Project Entity, such as the sale or refinancing of its real estate and the replacement of its manager or general partner.

LLC Agreement

The Company is governed by a Limited Liability Company Agreement dated August 20, 2020, which we refer to as the “LLC Agreement” or “operating agreement”. A copy of the LLC Agreement is filed as an exhibit to the Company’s Offering Statement and incorporated by reference in this Annual Report.

Management

The Company is managed by DF Manager, LLC, a Delaware limited liability company, which we refer to as “Manager”. The Manager is an affiliate of DiversyFund, Inc., a Delaware corporation and a real estate developer, which we refer to as the “Sponsor.” The Sponsor owns and operates the DiversyFund Platform at www.DiversyFund.com (the “Site”), where it seeks funding for its real estate projects and allows investors to hold interests in real estate opportunities that have been historically difficult to access for most investors. The Manager has the authority to make all decisions regarding our business, subject to the limitations in our operating agreement. The Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, the Company does not have any employees nor does it currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties, debt securities and other real estate-related assets where the underlying assets primarily consist of such properties. These properties are typically existing, income-producing properties and may include properties purchased for renovation and conversion into multifamily use. We focus on acquiring predominantly multifamily properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning; those located in markets with high population and job growth; and those available from sellers who are distressed or who face time-sensitive deadlines.

Our value-add investment strategy entails (i) buying a project that is already stabilized and creating cash flow, (ii) implementing a capital improvement program where we renovate both the interior units and the exterior of the property over 18 to 36 months and (iii) improving the overall management of the property to decrease operating expenses and increase occupancy. We expect these renovations allow us to charge tenants a higher rent and therefore “add value” to the asset by increasing cash flow and the property’s overall market value based on the higher net operating income.

The majority of the Company’s portfolio is in these value-add multifamily investments. As market conditions evolve, we may adapt as appropriate. We believe our current investment strategy will produce significant opportunities to make investments with attractive risk-return profiles. However, to capitalize on the investment opportunities that may arise at other points of the economic cycle, we may expand our investment strategy by targeting other commercial or residential real estate. For example, the Company may also build or invest in new multifamily projects where it believes it can expect a significant profit and the Company may lend money to real estate projects to generate current yield.

The Multifamily Real Estate Market

Historically, the multifamily market has been driven by favorable supply/demand fundamentals, including (i) a limited number of new units coming onto the market; (ii) the demographic often referred to as “echo boomers,” (iii) an increase in the number of immigrants; and (iv) tighter lending guidelines leading to lower rates of home ownership.

The global COVID-19 pandemic interrupted many of these positive fundamentals, causing the multifamily housing market to experience more market turbulence than in previous years. While most of the direct impacts of the COVID-19 pandemic have eased, longer-term macroeconomic effects on global supply chains, inflation, labor shortages, wage increases and, in particular, interest rates, continue to impact many industries including ours. As a result we expect a period of continued volatility as the market seeks stability and both current owners and potential buyers of multifamily properties grapple with increased lending costs. In the near term, demand for multifamily properties may be lower than expected but we anticipate that continuing housing constraints in fast-growing regions such as the Sun Belt are likely to lead to increased demand for multifamily housing in the next 24-36 months.

The Commercial Real Estate Market

The commercial real estate market is currently grappling with market challenges in many locations throughout the United States. While retail, hospitality and office assets are experiencing significant vacancies, we expect the multifamily market in many markets will remain relatively stable given the overall housing shortage.

The Distressed Real Estate Market

In 2022 we began to see signs of distressed assets in the market, which allow for the potential to purchase assets at a significant discount. We continue to monitor certain markets for opportunities to invest in distressed assets and may seek to take advantage of these opportunities where we are able to negotiate a purchase price that represents a short term discount to expected true market value.

Real Estate Investment Life Cycle

The life cycle of a real estate project varies on an individual property basis, but generally all projects experience periods of development or renovation, stabilization, and decline. A major component of successful real estate investing is timing the cycle – in effect, buying low, selling high. The Company pays close attention to ongoing market cycles (including changes in macroeconomic factors such as rising inflation and interest rates) in an effort to maximize returns to investors and, given current market conditions, we believe we may be well-positioned to capitalize on the natural ebbs and flows of the real estate investment life cycle.

Competitive Landscape

The Company faces significant competition for multifamily projects from developers, investment companies, private equity funds, other REITS and private investors. The U.S. real estate market as a whole has historically experienced heavy demand and limited supply, with many developers, investors, and other parties competing for property. This largely remained true through 2023, although higher interest rates have impacted demand to some extent. With the economy showing continuing signs of underlying strength even in the face of sharply higher inflation and interest rates, we believe demand will rebound to at least pre-pandemic levels and possibly even higher.

As a result, while we believe that there may be a surge in existing multifamily housing projects available for purchase, tightening of credit markets is likely to decrease the amount of capital to finance such purchases. In the near term we believe the real estate market will favor large institutional investors and others with significant cash on hand or access to alternative financing methods and we may be at a disadvantage to competitors who have greater capital resources than we do, including cash-on-hand. We believe that these larger competitors are likely to focus on more expensive and larger properties, however. Given our value-added focus on property acquisition and management and the relative inefficiencies in this segment, we believe the Company is well positioned to take advantage of changing conditions to return real value to both our tenants and our investors.

Term of the Company

We intend to operate the Company for at least five years with the option of up to two additional one-year extensions at the discretion of the Manager.

To wind down the Company, the Manager will seek to generate liquidity for investors and realize any gains in the value of our investments by selling or refinancing our properties and returning capital to investors on an orderly basis. Sales and refinancing will be subject to prevailing market conditions and there is no guarantee that we will be successful in executing any such liquidity transactions on terms favorable to the Company and Investors, or that we will be able to do so within the time frame we have anticipated.

SEC Investigation and Shareholder Litigation

The Company was a respondent in an administrative proceeding with the SEC. In November 2021 the SEC began an investigation of the Company and initiated a related enforcement action in February 2022. The SEC alleged that the Company had failed to comply with two technical requirements of Regulation A in its offering to investors (failure to begin the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the maximum offering amount from $50 million to $75 million) and had included inaccurate statements about the fund on the Company’s website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The Company terminated the offering of its shares in 2022 and in its settlement agreement with the SEC dated June 9, 2023, the Company agreed to a permanent suspension of the offering. No fines or penalties were administered by the SEC. On August 9, 2023, the SEC informed the Company that it was also concluding its investigation and did not intend to recommend an enforcement action against DiversyFund, DF Growth REIT, LLC, the Company, DF Manager, Mr. Cecilio or Mr. Lewis.

In December 2022 attorneys for three shareholders in the Company brought an investor suit against the Company; DF Growth REIT, LLC, an affiliate of the Company; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of the Company. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys have filed an amended complaint and the Company has responded with a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information” in this Annual Report. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Critical Accounting Policies

The Company’s accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

Sources of Operating Revenues and Cash Flows

We generate income primarily through rental operations from our rental real estate properties and from the sale of properties in which we invest.

Operating Results

The Company began operating on August 6, 2020 when it was formed and began operating its investment portfolio on December 10, 2021 when it completed its first property acquisition. For the year ended December 31, 2023 the Company had a net loss of $1,561,406, compared to a net loss of $1,829,170 for the year ended December 31, 2022.

Revenue and Expenses

For the years ended December 31, 2023 and December 31, 2022, we booked realized investment income of $103,783 and $0, respectively and we incurred fund management fees of $0 and $359,100, respectively. General and administrative expenses were $125,202 and $19,041 respectively, which includes auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees and other expenses associated with operating our business.

Our Investments

As of December 31, 2023 the Company had invested a total of $8,963,235 in equity in 5 projects, three of which are managed by our Sponsor:

Description of Property	Date Acquired**	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Value
NCP Dove	December 10, 2021	31.07%	$46,370,000	Cash	$5,153,289
Willow Ridge	June 10, 2022	1.40%	$22,475,000	Cash	$107,633
Mission Villas	March 3, 2022	23.44%	$10,250,000	Cash	$1,299,870
Swaying Oaks	March 11, 2022	41.44%	$7,475,000	Cash	$1,588,137
2425 Durant Ave LLC	June 16, 2022	31.84%	$5,900,000	Cash	$814,306
Totals for 2023			$92,470,000		$8,963,235

**	Date investment received or date the Company first invested capital into the property if the property was earlier acquired by an affiliate.

For the period ended December 31, 2023, the Company had an unrealized investment loss of $1,539,987 compared to an unrealized investment loss of $1,451,029 for the period ending December 31, 2022.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. We were seeking to raise up to $50 million of capital in the Offering before it was suspended (see “SEC Investigation and Shareholder Litigation”). As of December 31, 2023, we had raised approximately $11.3 million in our Offering, we had deployed approximately $8.96 million for 5 investments and we had approximately $21,922 in cash and cash equivalents, compared to $279,346 in cash and cash equivalents as of December 31, 2022.

As of December 31, 2023, we anticipate that cash on hand, future cash flows from operations, and proceeds from asset sales will provide sufficient liquidity to meet future funding commitments and costs of operations.

Regulation A Offering

On January 29, 2021, our Offering Circular (the “Offering Circular”), whereby we sought to raise up to $50,000,000 through the sale of Class A Investor Shares under Regulation A (the “Offering”), was “qualified” by the Securities and Exchange Commission. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. On January 27, 2022, the Offering was temporarily suspended and the Offering was permanently suspended on June 9, 2023. As of December. 31, 2023 we had raised approximately $11.3 million from the sale of Class A Investor Shares.

Outlook and Trend Information

To combat high inflation, in 2022 and 2023 the Federal Reserve conducted its steepest series of interest rate hikes ever. As expected, this plan to slow down the economy and remove liquidity from the market through the use of monetary policy also led to a decline in asset values across some sectors. Although the public markets delivered their best performance since 2019 and public REITs, while positive for the year, returned substantially less than developed equity markets1, we believe that the near term is likely to be challenging for the broader economy with the possibility of economic conditions worsening following the election and markets experiencing a year of volatile performance. Individuals, businesses, and investors may expect a period of generally fluctuating asset values and dramatically increased borrowing costs compared to recent history. We expect that the multifamily market is likely to see a near-term bottom, however, and begin to rebound in the coming 24-36 months.

We also anticipate continued rent growth through 2024 and into 2025, particularly in key strategic markets as supply still lags sustained demand. As inflation remains the current focus of Federal Reserve monetary policy, we expect upward pressure on the yield curve for all maturities and increased borrowing costs that will drive up fund expenses in the near term. We also expect this to impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to interest rate increases. In the near term, reduced valuations are likely to have a negative impact on our ability to sell portfolio properties on the desired timeline and/or at anticipated sale prices.

We seek to identify and make investments based in part on major macroeconomic trends because we believe those trends are likely to drive outsized growth which in turn can deliver better than average performance. Primary contributors to 2023 performance were:

●	Steep interest rate hikes conducted by the Federal Reserve to combat record high inflation, leading to significantly higher borrowing costs

●	Continuing rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing

●	Sunbelt growth in which existing dynamics of strong population and job growth were accelerated by pandemic-driven migration of people and companies to the region; and

●	Stabilizing demand for well-located, cash-flowing real estate assets

Other Information

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since December 31, 2023.

[1]	BlackRock Investment Institute, “BlackRock Asset Return Map”, https://www.blackrock.com/corporate/insights/blackrock-investment-institute/interactive-charts/return-map. Accessed April 22, 2023.

Item 3. Directors and Officers

DiversyFund, Inc., which we refer to as our “Sponsor,” is the sole member and manager of DF Manager, LLC, which we refer to as our “Manager.” Pursuant to the LLC Agreement, the Manager has full and complete authority, power and discretion to manage and control te business, affairs and property of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company does not employ any employees except through the Sponsor.

Executive Officers and Significant Employees of the Sponsor

Name	Position	Age	Term of Office	Approx. Hours Per Week
Craig Cecilio	Chief Executive Officer	51	Indefinite	20 Hours
Alan Lewis	Chief Financial Officer	47	Indefinite	20 Hours

Business Experience

Craig Cecilio serves as Chief Executive Officer of the Sponsor and has served as Chief Executive Officer and Co-Founder of the Sponsor since its inception. Mr. Cecilio has worked in the real estate industry for nearly 23 years. Over the course of his career, Mr. Cecilio has participated in the development of over 1,000 single family and commercial properties as either a joint venture equity partner, lender, or sponsor. Previously, Mr. Cecilio owned a real estate investment business, Coastal California Funding Group, Inc., which underwrote, financed and developed commercial and residential properties principally in California markets such as San Diego, Orange County, Los Angeles and San Francisco, and a loan servicing business. Additionally, Mr. Cecilio founded a real estate debt fund in 2013, which manages a portfolio of mainly real estate-backed bridge loans. In some cases, the fund was used to “pre-fund” some of the Company’s real estate projects. Since 1997, Mr. Cecilio has financed nearly $500 million of real estate assets and has developed and managed over $50 million of commercial and residential property (renovations and ground-up). Mr. Cecilio has a Bachelor of Arts from the University of Colorado at Boulder.

Alan R. Lewis is the Chief Financial Officer of the Sponsor and has served as Chief Investment Officer and Co-Founder of the Sponsor since its inception. Prior to the launch of the Sponsor, he was the head of the real estate private equity division of a real estate investment and development firm based in Salt Lake City, Utah, where he oversaw capital raising, deal structuring and development work for multifamily projects and master-planned residential communities. Previously, Mr. Lewis worked for nearly ten years on Wall Street as both an investment banker and a corporate lawyer, most recently as Managing Director of the Investment Banking Division of Brill Securities where Mr. Lewis provided financial advisory and capital raising services for high-growth companies along with real estate and oil and gas projects. Prior to joining Brill Securities in 2010, Mr. Lewis practiced as a corporate attorney at Davis Polk & Wardwell, a Tier 1 ranked Wall Street law firm. His practice included IPOs, mergers and acquisitions, and commercial real estate including the acquisition and refinancing of several Fifth Avenue commercial buildings and acquisitions and portfolio restructurings for a $6 billion real estate private equity fund. Over his career, Mr. Lewis has led transactions totaling over $41 billion. Mr. Lewis has a Bachelor of Arts from Brigham Young University and a Juris Doctor from Columbia Law School.

Ownership of Related Entities

The Sponsor owns 100% of DF Manager, LLC, the Manager of the Company, and Mr. Cecilio and Mr. Lewis own the majority of the Sponsor.

Legal Proceedings

Within the last five years, no Executive Officer or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Executive Officer or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Compensation of Executive Officers

Each of the executive officers of our Manager also serves as an executive officer of the Sponsor. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals manage our day-to-day affairs; oversee the review and selection of investment opportunities; service acquired investments; and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of the Manager and Sponsor

Our Manager and our Sponsor receive fees and expense reimbursements for services related to the Offering and for the investment and management of the Company’s assets. The items of compensation are summarized in the table below.

Fees

Type of Fee or Expense	Description and Amount

Organization & Offering Expense Reimbursement	The Company reimburses the Sponsor for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering, including:

● production of fund formation and legal and disclosure documents;

● payroll expenses and other software development costs including fees paid to vendors, contractors and consultants related to development and maintenance of a website and smart phone application used to market the Company and to operate the fintech platform for investors;

● marketing and solicitation expenses including payroll expenses and fees paid to vendors, contractors and consultants;

● legal and compliance costs including payroll expenses and fees paid to vendors, contractors and consultants;

For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $160,678 in organization and offering expense reimbursements to the Sponsor.

Asset Management Fee	The Sponsor may charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor has waived this fee in most periods and expects to continue to waive this fee in future periods. For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $52,136 in asset management fees to the Sponsor. The Sponsor is also entitled to a property level asset management fee equal to 2% of the effective gross income (monthly rents) received from each real estate project owned by a Project Entity.

The Sponsor may charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees).

Acquisition Fee	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price.

For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $145,350 in acquisition fees to the Sponsor.

Where the Company owns property directly or is the sole owner of a Project Entity, the Sponsor will receive a property disposition fee equal to 1% of the total sale price of each property.

Property Disposition Fee	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor may be entitled to a similar disposition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% disposition fee for direct investment). However, the Company’s share of the fee will not exceed 1% of the Company’s share of the total sale price.

For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $0 in disposition fees to the Sponsor.

Where the Company owns property directly, or is the sole owner of a Project Entity, the Sponsor will receive a financing fee equal to 1.0% of the amount of each loan placed on a property, whether at the time of acquisition or pursuant to a refinancing. This financing fee will be in addition to any fees paid to third parties, such as mortgage brokers.

Financing Fee	Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar financing fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1% financing fee for direct investment). However, the Sponsor’s share of the fee will not exceed 1% of the Company’s share of the loan.

For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $0 in financing fees to the Sponsor.

The Sponsor may provide construction management services. If so, the Sponsor be entitled to a construction management fee equal to 7.5% of actual construction costs.

Construction Management Fee	For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $0 in construction management fees to the Sponsor.

If the Sponsor or an affiliate guaranties indebtedness of the Company or a Project Entity, including guaranties of any so-called “bad boy” carveouts, the guarantor will be entitled to a guaranty fee equal to 0.5% of the loan.

Guaranty Fee	For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $0 in guaranty fees to the Sponsor or any affiliates.

Other Fees	The Company or Project Entities may engage the Sponsor or its affiliates to perform other services. The compensation paid to the Sponsor or its affiliates in each case must be (i) fair to the Company and the Project Entities, (ii) comparable to the compensation that would be paid to an unrelated party, and (iii) disclosed to Investors.

For the periods ending December 31, 2023 and December 31, 2022, the Company paid $0 and $0 in other fees to the Sponsor.

Timing of Payments of Fees and Expense Reimbursements

The compensation and expense reimbursement paid by the Company to the Manager and the Sponsor during each stage of the Company’s trajectory are as follows:

Stage	Compensation to Manager	Compensation to Sponsor	Amount of Compensation to Sponsor
Organization	None	● Organization & Offering Expense Reimbursement ● Asset Management Fee ● Property Level Asset Management Fee	● Up to 10% of total amount of capital raised ● 2% of total investment amount of capital raised
Asset Acquisition Stage		● Organization & Offering Expense Reimbursement ● Asset Management Fee ● Property Level Asset Management Fee ● Acquisition Fee ● Financing Fee ● Guaranty Fee	● Up to 10% of total amount of capital raised ● 2% of total investment amount of capital raised ● 1-4% of total asset acquisition cost ● 1% of total loan value ● 0-0.5% of total loan value
Operation Stage

●     Organization & Offering Expense Reimbursement

●     Asset Management Fee

●     Property Level Asset Management Fee

●     Acquisition Fee

●     Financing Fee

●     Guaranty Fee

●     Construction Management Fee

●     Disposition Fee

●     Up to 10% of total amount of capital raised

●     2% of total investment amount of capital raised

●     1-4% of total asset acquisition cost

●     0-0.5% of total loan value

●     0-7.5% of actual construction costs

●     1% of property sale price

Liquidation Stage		● Disposition Fee	● 1% of property sale price

Other Compensation

The Sponsor is entitled to share in certain distributions made by the Company, which we refer to as the “Promoted Interest.” The Promoted Interest is paid in three stages: first, after owners of the Class A Investor Shares have received a 7% preferred return on their investment, the Sponsor is entitled to a catchup return equal to approximately 53.85% of the preferred return paid to owners of the Class A Investor Shares. Second, after owners of the Class A Investor Shares have received their preferred return and the Sponsor has received its catchup return, the Sponsor is entitled to 35% of the remaining profits. Third, after the holders of the Class A Investor Shares have received a 12% preferred return on their investment, the Sponsor is entitled to 50% of the remaining profits.

If the Manager (or other affiliates of our Sponsor) purchase Class A Investor Shares, they will be entitled to their pro rata share of the distributions paid to Investors.

Reports to Investors

The Company files this annual report which provides owners of Class A Investor Shares details of the fees paid to the Sponsor, the Manager and their affiliates.

Clawback

If, upon the liquidation of the Company, the owners of the Class A Investor Shares other than the Manager, the Sponsor, and their affiliates have not received distributions sufficient to return their capital contributions plus a 7% cumulative, non-compounded annual return, the Manager, the Sponsor, and their affiliates will be required to return any distributions (but not fees) they have received from the Company over and above their actual contributed capital, in an amount such that the Company can distribute the shortfall to the owners of the Class A Investor Shares, other than the Manager, the Sponsor, and their affiliates.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth the approximate beneficial ownership of our common and Class A Investor shares as of December 31, 2023 for each person or group that holds more than 10% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner

Common Shares

	Shares	Percent of Class
DiversyFund, Inc.* 750 B Street Suite 1930 San Diego, CA. 92101	1,000,000	100%
DF Manager, LLC 750 B Street Suite 1930 San Diego, CA. 92101	0	0%
Alan Lewis 750 B Street Suite 1930 San Diego, CA. 92101	0	0%
Craig Cecilio 750 B Street Suite 1930 San Diego, CA. 92101	0	0%

Class A Investor Shares

Beneficial Owner	Number of Shares	Percent of Class
Unrelated Investors	1,134,678	100%

*	DiversyFund, Inc., the Sponsor, is majority owned and controlled by Mr. Lewis and Mr. Cecilio.

Item 5. Interest of Management and Others in Certain Transactions

The Company has entered into a Management Agreement with the Manager pursuant to which the Manager provides management and asset management services. Under the Management Agreement, the Company pays the Sponsor certain fees as described in “Compensation of Management.” The Manager is an affiliate of our Sponsor, DiversyFund, Inc. and therefore the amount of fees and other terms of the Management Agreement were determined among related parties and not at arm’s-length.

The Sponsor, the Manager, Mr. Cecilio, Mr. Lewis, and parties related to them may also invest in the Company by purchasing Class A Investor Shares, along with other Investors.

Item 7. Financial Statements

Costa Mesa, CA

Tel: 240.270.4721

DF Growth REIT II, LLC

Costa Mesa, CA

Tel: 240.270.4721

Independent Auditor’s Report

The Shareholders and Management

DF Growth REIT II, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of DF Growth REIT II, LLC (a Delaware limited liability company), which comprise the consolidated balance sheet as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DF Growth REIT II, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DF Growth REIT II, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, which raise substantial doubt about DF Growth REIT II, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DF Growth REIT II, LLC’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DF Growth REIT II, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Claude Etinoff & Associates LLC

Costa Mesa, CA

July 5, 2024

DF Growth REIT II, LLC.

Consolidated Balance Sheet

Year Ended December 31

	2023	2022
ASSETS
Real Estate Equity Investments, Net	$6,396,149	$7,799,664
Due From Related Party	117,643	112,549
Real Estate Debt Investments	113,859	12,286
Cash and Cash Equivalents	21,922	279,346
TOTAL ASSETS	$6,649,573	$8,203,845
LIABILITIES & SHAREHOLDER EQUITY
LIABILITIES
Accounts Payable and Accrued Expenses	$104,976	$97,842
TOTAL LIABILITIES	$104,976	$97,842
STOCKHOLDERS’ AND EQUITY
Common Shares $10.00 par value; 5,000,000 shares authorized; 1,134,678 shares issued and outstanding, net of offering costs as of December 31, 2023 and 2022	$11,346,778	$11,346,778
Accumulated Deficit	(4,802,181)	(3,240,775)
TOTAL STOCKHOLDERS’ AND EQUITY	$6,544,597	$8,106,003
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	$6,649,573	$8,203,845

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II, LLC.

Consolidated Statement of Operations

For the periods from January 1, through December 31

	2023	2022
REVENUES
Rental Property Revenue	$-	$-
Realized Investment Income	103,783
Other Income	-	-
TOTAL REVENUE	$103,783	$-
EXPENSES
Operating Expenses
General and administrative expenses	$125,202	$19,041
Fund Management	-	359,100
Total Operating Expenses	$125,202	$378,141
Investing Expenses
Unrealized Investment Loss	$1,539,987	$1,451,029
Total Investing Expenses	$1,539,987	$1,451,029
TOTAL EXPENSES	$1,665,189	$1,829,170
NET LOSS	$(1,561,406)	$(1,829,170)

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II, LLC.

Consolidated Statements of Stockholders’ Equity

For the period from January 1, through December 31, 2023, and 2022

	Common Stock
	Shares		Amount	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2021	830,079	$10.00	$8,300,788	$(1,120,445)	$7,180,342
Proceeds from issuance of common stock	304,599	$10.00	3,045,990	-	3,045,991
Distributions declared on common stock	-		-	(291,160)	(291,160)
Net loss	-		-	(1,829,170)	-1,829,170
Balance as of December 31, 2022	1,134,678		$11,346,778	$(3,240,775)	$8,106,003
Balance as of December 31, 2022	1,134,678	$10.00	$11,346,778	$(3,240,775)	$8,106,003
Proceeds from issuance of common stock	-		-	-	-
Distributions declared on common stock	-		-	-	-
Net gain	-		-	(1,561,406)	(1,561,406)
Balance as of December 31, 2023	1,134,678		$11,346,778	$(4,802,181)	$6,544,597

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II, LLC.

Consolidated Statements of Cash Flows

For the period from January 1, through December 31

	2023	2022
OPERATING ACTIVITIES:
Net loss	$(1,561,406)	$(1,829,170)
Adjustment to Organization Costs
Changes in Assets and Liabilities
Net (increase) decrease in accounts receivable and other assets	-	(115,176)
Net increase (decrease) in accounts payable and accrued expenses	7,134	(92,937)
Net increase (decrease) in due to related party	(5,094)	(29,917)
Net cash used in operating activities	(1,559,366)	(2,067,200)
INVESTING ACTIVITIES:
Investment in real estate equity investments	1,403,515	(2,785,359)
Investment in real estate debt investments	(101,573)	(12,286)
Net cash used in investing activities	1,301,942	(2,797,645)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	-	3,045,991
Paid to investors for Dividends	-	(227,506)
Net cash provided by financing activities	-	2,818,485
Net increase in cash and cash equivalents	(257,424)	(2,046,360)
Cash and cash equivalents, beginning of period	279,346	2,325,706
Cash and cash equivalents, end of period	$21,922	$279,346
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Taxes paid	$-	$-
Interest paid	$-	$-

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II, LLC.

Notes to the Consolidated Financial Statements
December 31, 2023, and 2022

Note 1 – Formation and Organization

DF Growth REIT II, LLC (the “Company”) is a Delaware limited liability company formed on August 6, 2020, that builds wealth by investing in cash-flowing apartment buildings along with other multi- family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “DF Growth REIT II,” “we,” “us,” or “our” in these financial statements refer to DF Growth REIT II, LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2023, and 2022.

The Company is externally managed by DF Manager, LLC, (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering pursuant to Regulation A (the “Offering”) of up to $50,000,000 in class A shares, the purchase price for all shares was $10.00 per share. The Offering was qualified by the SEC on January 29, 2021, and we commenced operations on January 29, 2021. As of December 31, 2023, and 2022, we had issued 1,134,678 of our class A shares for an aggregate purchase price of $11,346,778.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of DF Growth REIT II, LLC have been prepared on the accrual basis of accounting in accordance with U S generally accepted accounting principles (“US GAAP”) and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at a cost which approximates fair value. As of December 31, 2023, and 2022, we anticipate that cash on hand, future cash flows from operations, and proceeds from asset sales will provide sufficient liquidity to meet future funding commitments and costs of operations.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of December 31, 2023, and 2022, the Company’s investments in real estate operate in South Carolina, Texas, and California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of December 31, 2023, and 2022, the Company held investments in five entities, which are evaluated under the VIE model and are not consolidated because the Company was not determined to be the primary beneficiary. These investments are not carried on the equity method because the Company does not have significant influence.

As of December 31, 2023, and 2022, the Company held investments in five entities, which are evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of the year ended December 31, 2023. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2023, or 2022. During the period ended December 31, 2022, $291,160 in distributions were declared to stockholders, which were classified for tax purposes as non-taxable return of capital. There were no distributions made in 2023 in the accompanying financial statements.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

Based on the VOE model assessment where no assets were determined to be consolidated, the Company has no revenues to report as of December 31, 2023, and December 31, 2022.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period ended December 31, 2023, and 2022, the Company recorded reimbursements of expenses of $0, respectively, which are reported as tenant reimbursements in the accompanying statement of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired are consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to it carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition, and other factors.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Real Estate Investments

Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions, or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of December 31, 2023, and December 31, 2022:

					2023
Description of Property	Date acquired**	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Value
NCP Dove	10-Dec-21	31.07%	$46,370,000	Cash	$3,335,302
Willow Ridge	10-Jun-22	1.40%	$22,475,000	Cash	$79,328
Mission Villas	3-Mar-22	23.44%	$10,250,000	Cash	$860,768
Swaying Oaks	11-Mar-22	41.44%	$7,475,000	Cash	$1,205,677
2425 Durant Ave LLC	16-Jun-22	31.84%	$5,900,000	Cash	$915,074
Totals for 2023			$92,470,000		$6,396,149

					2022
Description of Property	Date acquired**	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Value
NCP Dove	10-Dec-21	31.07%	$46,370,000	Cash	$4,163,627
Willow Ridge	10-Jun-22	1.40%	$22,475,000	Cash	$96,985
Mission Villas	3-Mar-22	24.84%	$10,250,000	Cash	$1,219,485
Swaying Oaks	11-Mar-22	41.44%	$7,475,000	Cash	$1,443,925
2425 Durant Ave LLC	16-Jun-22	31.84%	$5,900,000	Cash	$875,642
Totals for 2022			$92,470,000		$7,799,664

**Date received or the date the Company first invested capital into the property when the property was earlier acquired by an affiliate.

Debt Investments

The company also made $12,286 and a $101,573 debt investment to NCP Dove as a credit facility in 2022 and 2023, respectively. As of December 31, 2023, and 2022, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates the carrying value of the debt investment as of December 31, 2023, and 2022.

Note 4 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, INC, Sponsor

The Sponsor will charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price. For the period from January 1, 2022, and December 31, 2022, the Sponsor received acquisition fees totaling $145,350 in connection with the acquisition of Swaying Oaks One LLC. There were no payments to the Sponsor in 2023.

The Sponsor is entitled to an Organization & Offering Expense Reimbursement for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering. The Organization & Offering Expense Reimbursement may not exceed 10% of the capital raised from the sale of Class A Investor Shares. As of December 31, 2022, the Sponsor has received Organization & Offering Expense Reimbursement totaling $160,678. There were no acquisition fees or Organization & Offering Expense Reimbursement for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering in 2023.

The Sponsor will charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor may, in its sole discretion, require the payment of the asset management fee up to five years in advance, which shall be non-refundable. As of December 31, 2023, and 2022, the Sponsor has received asset management fees totaling $ 0, and $52,136, respectively.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

As of December 31, 2023, and December 31, 2022, the net balance of related party receivables and payables was $117,638 and $112,638, respectively. These amounts consisted of the following receivables and payables below.

Related Party Receivable

The Sponsor, DiversyFund Inc., held a promotion in which new investors of DF Growth REIT II, LLC, would receive a $50 share referral incentive between the period from January 1, 2022, through May 31, 2022. During this period $29,450 was incentivized to DF Growth REIT II, LLC investors which is paid by the sponsor, DiversyFund, Inc.

On June 30, 2022, investors of DF Growth REIT II, LLC had their investment dollars either transferred to Value-Add Growth REIT III, LLC or redeemed back to them based on their election. This activity was processed through the offerings’ escrow accounts. During this time, a small collection of investors elected to redeem their shares after the transfer to Value-Add Growth REIT III, LLC occurred creating a receivable that Value Add Growth REIT III owes to DF Growth REIT II. The total of this related party receivable is $85,727 across 10 unique investors. No such activities were reported in 2023.

Related Party Payable

During the period in which DF Growth REIT II, LLC was being organized but did not have liquidity to pay startup costs, two related parties, DF Growth REIT, LLC and DiversyFund, Inc., paid $50,614 for Lex Nova legal services on behalf of the Company. At the balance sheet date, $2,539 remained outstanding. This amount is owed back to DF Growth REIT, LLC and DiversyFund, Inc., and will be repaid in 2024.

Note 5 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with their respective services, the Company would be required to find alternative providers of these services.

Note 6 – Commitments and Contingencies

Legal Proceedings

The SEC initiated an inquiry of the Company in November 2021 and a related enforcement action in February 2022. The SEC alleged that the Company had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the fund on the Company’s website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. The Company terminated the offering of its shares in 2022 and in its settlement agreement with the SEC dated June 9, 2023, the Company agreed to a permanent suspension of the offering of its shares. No fines or penalties were administered by the SEC. The SEC concluded its investigation of the Company on August 9, 2023, and announced that it recommended no further actions against the Company or any of its affiliates.

In December 2022, attorneys for three investors brought an investor suit against the Company, DF Growth REIT, LLC, DiversyFund, Inc., and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit piggybacked on the SEC’s claims, alleging that the named investors were misled by DiversyFund, and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs, and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024, the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys have filed an amended complaint, and the Company expects to similarly contest the amended complaint. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences.

Restrictive Covenants and Commitments

The Company is presently in compliance with all debt covenants. This loan and security agreement also contains conditions for maintaining debt to tangible net worth in determining the compliance with the debt covenant.

Note 7 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the period ended December 31, 2022.

Distribution Period	Declaration Date	Daily Distribution per class A Shares	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of December 31, 2022	Payment Date
September 1, 2021, through September 30, 2021	9/30/2021	0.00008202	5.00%	$347	$347	10/15/2021
October 1, 2021, through October 31, 2021	10/31/2021	0.00088431	5.00%	$10,713	$10,713	11/14/2021
November 1, 2021, through November 30, 2021	11/30/2021	0.00115029	5.00%	$22,019	$22,019	12/15/2021
December 1, 2021, through December 31, 2021	12/31/2021	0.00119286	5.00%	$30,573	$30,573	1/15/2022
January 1, 2022, through January 31, 2022	1/31/2022	0.00156515	5.00%	$40,275	$40,275	2/15/2022
February 1, 2022, through February 28, 2022	2/28/2022	0.00156234	5.00%	$46,655	$46,655	3/14/2022
March 1, 2022, through March 31, 2022	3/31/2022	0.00140922	5.00%	$7,098	$47,098	4/15/2022
April 1, 2022, through April 30, 2022	4/30/2022	0.00144532	5.00%	$47,098	$47,098	5/15/2022
May 1, 2022, through May 31, 2022	5/31/2022	0.00139029	5.00%	$46,382	$46,382	6/15/2022
Total				$291,160

(1) Distributions are paid or reinvested on the 15th of the following month after the distribution period.

There were no distributions paid or reinvested in 2023.

Note 8 – Subsequent Events

In accordance with professional accounting standards the Company has evaluated subsequent events through July 5, 2024, the date the financial statements were available to be issued, all subsequent events requiring recognition as of December 31, 2023, have been incorporated into these financial statements herein.

Exhibits

The following Exhibits are filed as part of this Annual Report:

Exhibit 1A-2A*	Certificate of Formation
Exhibit 1A-2B*	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 20, 2020.
Exhibit 1A-2C*	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.
Exhibit 1A-6A*	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.
Exhibit 1A-6B*	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 20, 2020.

*	Previously filed and incorporated by reference.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 10, 2024	DF Growth REIT II, LLC

	By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

	By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
July 10, 2024

/s/ Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
July 10, 2024